

DIVISION OF
INVESTMENT MANAGEMENT

August 14, 2007

Grace C. Torres, Treasurer
MoneyMart Assets Inc.
Gateway Center Three
100 Mulberry Street, 9th Floor
Newark, NJ 07102

Re: MoneyMart Assets Inc. (the "Company")
      File Number: 811-02619 (CIK 0000067590)

Dear Ms. Torres:

We have reviewed the Notification of Late Filing on Form 12b-25 filed on July 30, 2007 (the "Filing") on behalf of the Company relating to the Form N-CSRS for the fiscal period ended June 30, 2007.

Based on our review, we have the following comment:

We have evaluated your response to Part III in the Filing and have found your reasons for the extension of time to be inconsistent with the use of Form 12b-25.

Form 12b-25 requires the Company to provide in "reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report, or portion thereof, could not be <u>filed</u> within the prescribed time period (emphasis added)." The Filing provided the following response, in its entirety, to that requirement:

> The Board of Directors of MoneyMart Assets, Inc. (the Fund) has approved a change in the Fund's fiscal year-end from December 31 to July 31. The change in fiscal-year end was approved after the close of the semi-annual period ending June 30, and therefore a final semi-annual report based on the now-discontinued fiscal year-end of December 31, for the six-month period ending June 30, is in preparation. Pursuant to the new fiscal-year end of July 31, an annual report will be prepared based on the new fiscal-year end of July 31.
>
> Applicable rules generally require that shareholder reports be transmitted within 60 days of the close of the reporting period. Due to the change in the Fund's fiscal-year end, the rules would require that the Fund's semi-annual report be transmitted at the end of August, 2007, and the Fund's annual report be filed at the end of September 2007.
>
> In order to avoid the inconvenience of separately transmitting or mailing to shareholders the semi-annual report at the end of August, to be followed only one month later by the transmission of the annual report, we are extending by 15 days the time permitted for the transmission of the Fund's semi-annual report, so that the

semi-annual report will be prepared, finalized, transmitted and filed by September 13, 2007. The Fund will also prepare, finalize, file and transmit the Fund's annual report on this same date, so that both reports can be transmitted to shareholders together. The delay in the transmission and filing of the semi-annual report will permit the completion and filing of both the semi-annual and annual reports at the same time, thereby saving shareholders the additional costs which would be incurred by separately printing and mailing the reports, and allowing both reports to be transmitted or mailed to shareholders at the same time.

Thus, it appears the Company does not intend to transmit the semi-annual report to shareholders within the time required by Rule 30e-1 under the Investment Company Act of 1940. Rule 30e-1 requires that each report shall be transmitted within 60 days after the close of the period for which such report is being made. The Company appears to believe that the Filing eliminates its legal obligation to comply with the requirements of Rule 30e-1. We believe that such conclusion, however, is incorrect.

Form 12b-25 does not provide relief to any company with respect to its obligation to transmit its periodic reports to shareholders under Rule 30e-1. We suggest that you contact the staff of the Division of Investment Management, Office of the Chief Accountant, to see whether relief might be available to the Company under the circumstances described in the Filing. Of course, relief is generally only available to a company <u>before</u> the act requiring relief has been completed. Thus, you should immediately contact Bryan Morris at 202-551-6935.

Based upon the reason(s) stated above, if the Company's periodic report for the period ended June 30, 2007 is not transmitted to shareholders on a timely basis in accordance with the provisions of Rule 30e-1, we believe the Filing fails to provide any legal relief to the Company for such late transmittal.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Company and its management are in possession of all facts relating to a Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with any response to this letter, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in our review of your filings or in response to our comments on your filing.

Please direct any questions you have regarding this letter to me at 202-551-6966.

Sincerely,



Kevin C. Rupert
Accountant

Bryan Morris
Assistant Chief Accountant
Office of the Chief Accountant
Division of Investment Management
U.S. Securities and Exchange Commission